VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          Celexus, Inc

Registration Statement on Form 10-12(g)

Filed February 5th, 2019

File No. 000-52069

Dear Mr. Gregory Dundas:

The following is response to the comment letter received on February 27th, 2019.

Form 10 filed February 5, 2019

Jumpstart Our Business Startup Acts, page 3

1.	It appears that the company may not qualify as an Emerging Growth Company under the JOBS Act. We note that Jackson Ventures, Inc. had an effective registration statement in 2006 for a secondary offering. Under Section 101(d) of the JOBS Act, a registrant does not qualify as an Emerging Growth Company "if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011.” Under Question 2 of Generally Applicable Questions on Title I of the JOBS Act, the phrase “first sale of common equity securities” includes a selling shareholder’s secondary offering on a resale registration statement.

Emerging Growth language deleted.

Business Overview, page 6

2.	Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. We note that you have nominal assets (consisting only of cash), that you have no revenues to date, and that you appear to have nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares, as well as the restrictions imposed on such companies. We note that you refer to yourself as a shell company in the risk factor on page 14 relating to Rule 144.

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Division of Corporation Finance

Office of Healthcare & Insurance

Shell disclosure added.

3.	In your first paragraph, please explain what is meant by the phrases "high growth businesses and technologies" and "an attractive win win proposal." Describe the nature of the "specific criteria and standards" you refer to. Delete or revise the phrase "highly-seasoned and well-trained team of industry professionals," as you currently have no employees.

Clarified to describe industries such as Hemp which management believes to be a hot investment with investors and a hot topic with the media.

4.	Explain the nature of the 2018 Farm Bill and its relevance to your business plan.

The 2018 Farm Bill among other things removes hemp from the category of illegal drugs. Hemp is one of the Companies preferred industries.

5.	Please provide objective support for your claims that hemp has over 50,000 uses and that CBD oil can treat hundreds of medical issues. Provide us with copies of any reports that you may cite or upon which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Reference deleted.

6.	Please clarify how you expect to become "a leading supplier of both seeds and clones." You state that most seeds are patented, and that finding quality seeds is difficult and costly.

Seeds will have to be purchased from suppliers consistent with the Company’s business plan.

7.	Please clarify the phrase at the bottom of page 8, "to avoid risking stagnant or contaminated biomass because of third party extraction labs being at full capacity.”

Clarified that such action is being taken to avoid the product spoiling while waiting on third party labs to have time to perform required testing.

8.	You refer on page 9 to Bio Distribution being your "first acquisition." Please revise to disclose the material details of this transaction.

Details and Agreement added as an Exhibit.

9.	Please clarify the nature of the licenses you mention at the bottom of page 9

Grow, production and lab licenses for Hemp products.

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Division of Corporation Finance

Office of Healthcare & Insurance

Risk Factors, page 10

10.	We note your risk factor on page 11 stating that you will be subject to extensive government regulation. Please provide a thorough discussion of the nature of those regulations and how they will impact your business.

There is substantial required testing of subproducts especially those related to CBD.

11.	In your risk factor on page 11 relating to dependence on key personnel, you state that there is no formal requirement that Ms. Averbuch allocate a specific amount of time to your company. Please revise to clarify what percentage of her business time she expects to be spending on developing the company's business plan.

Ms. Averbuch is expected to devote approximately 10% of her time to the Company.

12.	Please revise your risk factor on page 11 discussing competition to provide more specific, rather than generic, disclosure regarding your competitors.

Specific competitor names added.

13.	Revise your risk factor on economic conditions to clarify how such changes in the general economic conditions could impact the company.

Clarification added.

Management's Discussion and Analysis of Financial Condition, page 16

14.	Discuss your plan of operation in greater detail, including your expected timetable to becoming a supplier of seeds and clones. Include in your discussion specific milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented.

Timing details expanded related to the acquisition of Bio Distribution.

Liquidity and Capital Resources, page 17

15.	Please disclose the working capital needs you anticipate for at least the next 12 months. Please also disclose if you have sufficient resources to meet those needs. If you do not have adequate resources, please revise to address how you intend to fund current operations for the foreseeable future. Please refer to Item 303(a) of Regulation S-K.

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Division of Corporation Finance

Office of Healthcare & Insurance

Disclosure that additional funding will be required to expand the company’s business at the anticipated speed.

Security Ownership of Certain Beneficial Owners and Management, page 18

16.	We note your statement that Lisa Averbuch is the control person of Global Services Unlimited Group, Inc. Please revise to disclose her proportional beneficial ownership of the shares held by Global Services Unlimited Group and any additional shares that she may own directly. We refer you to the definition of beneficial ownership in Rule 13d3 of the Securities Exchange Act of 1934.

Disclosed that 100% are owned through Global Services Unlimited Group, Inc.

Directors and Executive Officers, page 19

17.	Please identify the various other companies of which Lisa Averbuch is currently serving as president, and the current status of those companies, for example, the extent to which they are currently active, and how much of her business time they occupy.

Disclosure added of other mostly non operational companies.

Item 13. Financial Statements and Supplementary Data, page 22

18.	Please update your financial statements for the most recent interim period consistent with the requirements of Article 8 of Regulation S-X.

Updated through Dec. 31, 2018.

19.	You filed a Form 8-K on February 25, 2019 announcing your acquisition of BioDistribution. Please tell us how you considered if the Bio-Distribution acquisition was significant pursuant to Rule 8-04 of Regulation S-X. If it was significant, please either revise to provide the acquired company's applicable historical financial statements and pro forma financial information or confirm that they will be provided on an amended Form 8K within 71 calendar days after the due date of the initial report on Form 8-K. Please also refer to Rule 8-05 of Regulation S-X.

Confirmed that they will be provided within 71 calender days after the due date on the initial report on Form 8-K.

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Division of Corporation Finance

Office of Healthcare & Insurance

Statements of Stockholders' Deficit, page F-4

20.	Please revise the titles of your financial statements on pages F-4 and F-5 to reflect the actual financial statement you are presenting.

Headers revised.

Notes to Financial Statements Note 1. Organization and Going Concern, page F-6

21.	Referencing the third paragraph on page F-6, please disclose in more detail the nature of companies you are looking to acquire and how this relates to your acquisition of BioDistribution, as described on page 9.

Updated in conformance with Dec. 31, 2018 Notes.

Note 8 - Subsequent Events, page F-12

22.	We note your discussion of the Bio-Distribution acquisition on page 9. Please disclose how you accounted for this transaction and, to the extent applicable, provide the disclosures required by ASC 805-10-50.

Provided in the Dec. 31, 2018 report and Notes.

Sincerely,

/s/ Lisa Averbuch

Lisa Averbuch, CEO

cc:	Lisa Etheredge

Gregory Dundas

Celeste Murphy

Joseph McCann